Filed by Met-Pro Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: CECO Environmental Corp.
Commission File No. 0-7099

Dear fellow employees:

In April, when we announced the pending acquisition of Met-Pro Corporation by CECO Environmental Corp., we committed to provide you with periodic updates on the merger planning process.    I’m pleased to announce that on May 23, 2013, CECO filed a preliminary Registration Statement on Form S-4, which includes a joint proxy statement/prospectus, with the US Securities and Exchange Commission.  The Form S-4 outlines the terms and conditions of the merger and addresses important considerations necessary for regulatory approval.  The Form S-4 registration statement has not yet become effective, and the information contained in it is subject to change.  The Form S-4 is available at www.sec.gov (under "CECO Environmental Corp.").

The filing of Form S-4 represents an important milestone in the regulatory review process for this transaction.   What happens next?  The SEC has indicated that it is reviewing the filing and that it will provide us with comments.  We will respond to any comments from the SEC in a timely manner, typically within a few weeks.    Once the SEC is satisfied with our responses, the next step would be for the proxy to be submitted to shareholders for their consideration and vote.   I’m pleased to say that we remain on track with respect to the timelines we’d previously outlined for this transaction.

We will continue to provide you with periodic updates on the merger planning process as we are able.  In the meantime, we thank all of you who contributed to the filing of the S-4, and appreciate the hard work and efforts of our entire staff.  Thanks for your continued focus and dedication to the success of our business.

Best regards,
Ray De Hont

Additional Information and Where to Find It

This communication may be deemed solicitation material in respect of the proposed acquisition of Met-Pro by CECO.  In connection with the proposed merger, Met-Pro and CECO have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a prospectus/proxy statement. The definitive registration statement will be mailed to the shareholders, including the prospectus/proxy statement, of Met-Pro in advance of the special meeting.  BEFORE MAKING ANY VOTING DECISIONS, SHAREHOLDERS OF MET-PRO ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS/PROXY STATEMENT, AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MET-PRO AND THE PROPOSED MERGER.  Shareholders may obtain a free copy of the registration statement, including the prospectus/proxy statement, and any other relevant documents filed by Met-Pro and CECO with the SEC (when available) at the SEC’s website at www.sec.gov, at Met-Pro’s Investor Relations website at http://www.met-pro.com/investor-relations, or by directing a request to Met-Pro Corporation, Met-Pro Corporation, 160 Cassell Road, P.O. Box 144, Harleysville, PA 19438, Attention: Investor Relations, or call (215) 723-6751 or email at mpr@met-pro.com.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval.  This communication is not a substitute for the registration statement, including the prospectus/proxy statement, that Met-Pro and CECO have filed with the SEC. Investors in Met-Pro or CECO are urged to read the registration statement, including the prospectus/proxy statement, which contains important information, including detailed risk factors. The registration statement, including the prospectus/proxy statement, that has been filed, and other documents that will be filed, by Met-Pro and CECO with the SEC will be available free of charge at the SEC’s website at www.sec.gov, or by directing a request when such a filing is made to Met-Pro Corporation, 160 Cassell Road, Harleysville, Pennsylvania 19438, Attention: Investor Relations, or call (215) 723-6751 or email at mpr@met-pro.com; or to CECO Environmental Corp., 4625 Red Bank Road, Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations. A final registration statement, including the prospectus/proxy statement, will be mailed to Met-Pro’s shareholders and stockholders of CECO.

Participants in the Solicitation

Met-Pro and its directors, executive officers, certain other members of management, and certain employees may, under applicable SEC rules, be deemed to be participants in the solicitation of proxies from Met-Pro’s shareholders in respect of the proposed merger.  Information about the directors and executive officers of Met-Pro is set forth in Met-Pro’s proxy statement for its 2013 annual meeting previously filed with the SEC.   More detailed information regarding persons who may be considered participants in the solicitation of proxies from Met-Pro’s shareholders in connection with the proposed merger is set forth in the registration statement, including the prospectus/proxy statement, and other relevant documents to be filed with the SEC in connection with the proposed merger. Each of these documents is, or will be, available for free at the SEC’s Web site at www.sec.gov, at Met-Pro’s Investor Relations website at http://www.met-pro.com/investor-relations, or upon request directed to Met-Pro Corporation, 160 Cassell Road, P.O. Box 144, Harleysville, PA 19438, Attention: Investor Relations, or call (215) 723-6751 or email at mpr@met-pro.com.

Cautionary Note Concerning Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor created thereby. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. These statements reflect management’s current views with respect to future events and are subject to known and unknown risks and uncertainties, which may cause actual results to differ significantly from the results discussed in the forward-looking statements, including: (a) the failure to timely consummate, or to consummate at all, the proposed merger, which may adversely affect Met-Pro’s business and the price of its stock; (b) the diversion of management time from Met-Pro’s ongoing operations; (c) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger; (d) the outcome of any legal proceedings that may be instituted against Met-Pro related to the merger; (e) the inability to complete the merger due to the failure to obtain shareholder approval for the merger or the failure to satisfy other conditions to completion of the merger, including the receipt of regulatory approvals related to the merger; (f) risks that the proposed merger disrupts current plans and operations and the potential impact on employee retention; (g) the effect of the announcement of the pendency of the merger on Met-Pro’s business relationships, operating results, and business generally; (h) the amount of the costs, fees, expenses and charges related to the merger; and (i) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in Met-Pro’s other reports and other public filings with the SEC.  Additional information concerning these and other factors can be found in Met-Pro’s filings with the SEC, including Met-Pro’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Except as required by law, Met-Pro expressly disclaims any obligation to publicly revise any forward-looking statements contained in this communication to reflect the occurrence of events after the date hereof.